UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2010, as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on June 30, 2011 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report as Annex A. In this document, “PEMEX” refers to Petróleos Mexicanos, to Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (which we refer to collectively as the subsidiary entities), and to the subsidiary companies listed in note 2 to the 2010 audited consolidated financial statements included in the Form 20-F. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated December 22, 2010, relating to its U.S. $22,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue and into its Registration Statement filed with the SEC on Form F-4 on July 27, 2011.

Exchange Rates

On August 26, 2011, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 12.4657 = U.S. $1.00.

Selected Financial Data

The selected financial data as of June 30, 2011 and for the six-month periods ended June 30, 2010 and 2011 have been derived from the unaudited condensed consolidated interim financial statements of PEMEX as of June 30, 2011 and for the six-month periods ended June 30, 2010 and 2011, which are included in this report as Annex A. The unaudited condensed consolidated interim financial statements as of June 30, 2011 and the six-month periods ended June 30, 2010 and 2011 were prepared in accordance with Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards, or Mexican FRS or NIFs).

Pursuant to Financial Reporting Standard (FRS) B-10 “Effects of Inflation” (which we refer to as FRS B-10), commencing January 1, 2008, we no longer use inflation accounting unless the economic environment in which we operate qualifies as “inflationary,” as defined by Mexican FRS. Because the economic environment in the three-year periods ended December 31, 2008, 2009 and 2010 did not qualify as inflationary, we did not use inflation accounting to prepare our consolidated financial statements as of December 31, 2010 or our unaudited condensed consolidated interim financial statements as of June 30, 2011 and for the six-month periods ended June 30, 2010 and 2011. As a result, amounts in this report are presented in nominal terms; however, such amounts do reflect inflationary effects recognized up to December 31, 2007. See note 3(a) to our 2010 audited consolidated financial statements included in the Form 20-F for a summary of the effects of the adoption of FRS B-10 and notes 3(h), 3(p) and 3(v) to our 2010 consolidated financial statements included in the Form 20-F for discussion of the inflation accounting rules applied to the applicable financial statement line items prior to the adoption of FRS B-10.

Mexican FRS differs in certain significant respects from United States Generally Accepted Accounting Principles (which we refer to as U.S. GAAP). The financial data as of and for the six-month periods ended June 30, 2010 and 2011 will not be reconciled to U.S. GAAP. However, the results of operations under U.S. GAAP will be different from those under Mexican FRS.

Selected Financial Data of PEMEX

	At or for the six months ended June 30,(1)
	2010	2011
	(unaudited; in millions of pesos)(2)
Statement of Operations Data
Amounts in accordance with Mexican FRS:
Total revenues from sales and services(3)	Ps. 621,449	Ps. 746,010
Operating income	277,774	348,101
Comprehensive financing result, net	(16,487)	5,409
Net income (loss) for the period	(18,662)	13,308
Balance Sheet Data (end of period)
Amounts in accordance with Mexican FRS:
Cash and cash equivalents	n.a.	100,302
Total assets	n.a.	1,401,899
Long-term debt	n.a.	541,462
Total long-term liabilities	n.a.	1,298,152
Total Equity (deficit)	n.a.	(102,093)
Statement of Cash Flows Data
Amounts in accordance with Mexican FRS:
Depreciation and amortization	45,771	46,942
Acquisitions of fixed assets	84,993	62,498

Note:	n.a. = not applicable.
(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies.
(2)	Stated in nominal pesos.
(3)	Net Sales include the Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, which we refer to as the IEPS tax) as part of the sales price of the products sold. However, the IEPS tax rate was negative in the six month periods ended June 30, 2010 and 2011, resulting in no IEPS tax payable during each of those periods.
Source:	PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX at June 30, 2011, as calculated in accordance with Mexican FRS.

	At June 30, 2011(1)(2)
	(millions of pesos or U.S. dollars)
Long-term external debt	Ps. 440,632	U.S.$37,219
Long-term domestic debt	100,830	8,517

Total long-term debt(3)	541,462	45,736

Certificates of Contribution “A”(4)	96,958	8,190
Mexican Government increase in equity of subsidiary entities	180,382	15,236
Legal reserve	988	83
Donation surplus	3,486	294
Other comprehensive income	2,740	231
Accumulated losses from prior years	(399,954)	(33,783)
Net income for the period	13,308	1,124

Total equity (deficit)	(102,093)	(8,624)

Total capitalization	Ps. 439,369	U.S.$37,112

Note:	Numbers may not total due to rounding.
(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 11.8389 = U.S. $1.00 at June 30, 2011. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)	As of the date of this report, there has been no material change in the capitalization of PEMEX since June 30, 2011, except for PEMEX’s undertaking of new financings disclosed under “Liquidity and Capital Resources—Financing Activities” in this report.
(3)	Total long-term debt does not include short-term indebtedness of Ps. 88.4 billion (U.S. $7.5 billion) at June 30, 2011.
(4)	Equity instruments held by the Mexican Government.
Source:	PEMEX’s unaudited condensed consolidated interim financial statements.

Operating and Financial Review and Prospects

Results of Operations of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies—First Six Months of 2011 Compared to First Six Months of 2010

The unaudited condensed consolidated interim financial information set forth below was prepared in accordance with Mexican FRS and was not reconciled to United States Generally Accepted Accounting Principles (which we refer to as U.S. GAAP). This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report as Annex A.

	Six months ended June 30,
	2010(1)	2011(1)(2)
	(millions of pesos or U.S. dollars)
Net sales
Domestic	Ps. 336,368	Ps. 375,466	U.S.$	31,715
Export	282,370	367,769		31,064
Services income	2,711	2,775		234

Total revenues	621,449	746,010		63,013
Costs of sales	294,370	349,746		29,542
General expenses	49,305	48,163		4,068
Operating income	277,774	348,101		29,403
Other revenues (expenses)—net (3)	46,082	78,048		6,593
Comprehensive financing result(4)	(16,487)	5,409		457
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	114	283		24

Income before taxes and duties	307,484	431,841		36,476
Taxes and duties	326,146	418,533		35,352

Net income (loss) for the period	Ps. (18,662)	Ps. 13,308	U.S.$	1,124

Note:	Numbers may not total due to rounding.
(1)	Unaudited.
(2)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 11.8389 = U.S. $1.00 at June 30, 2011. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
(3)	Includes the credit attributable to the IEPS tax in the first six months of 2010 and 2011, when the IEPS tax rate was negative.
(4)	Includes exchange rate gains in the amount of Ps. 14.1 billion in the first six months of 2010 and exchange rate gains in the amount of Ps. 9.6 billion in the first six months of 2011.
Source:	PEMEX’s unaudited condensed consolidated interim financial statements.

Sales

Total sales increased by 20.1% in the first six months of 2011, to Ps. 746.0 billion, from Ps. 621.4 billion in the first six months of 2010. The increase in total sales resulted primarily from higher crude oil and petroleum product prices and a greater volume of crude oil exports.

Domestic Sales

Domestic sales increased by 11.6% in the first six months of 2011, from Ps. 336.4 billion in the first six months of 2010 to
Ps. 375.5 billion in the first six months of 2011, primarily due to increased sales of petroleum products and petrochemicals, which were partially offset by a 7.7% decrease in natural gas sales.

Domestic sales of petroleum products increased by 13.9% in the first six months of 2011, from Ps. 283.2 billion in the first six months of 2010 to Ps. 322.6 billion in the first six months of 2011, primarily due to higher prices.

Domestic sales of natural gas decreased by 7.7% in the first six months of 2011, from Ps. 36.6 billion in the first six months of 2010 to Ps. 33.8 billion in the first six months of 2011, primarily due to lower reference prices of natural gas (price effect) and an adverse effect in the exchange rate due to the appreciation of the peso.

Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 15.8%, from Ps. 16.5 billion in the first six months of 2010 to Ps. 19.1 billion in the first six months of 2011, primarily due to higher reference prices and a greater volume of sales of ammonia and sulfur.

Export Sales

Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 30.2%, from Ps. 282.4 billion in the first six months of 2010 to Ps. 367.8 billion in the first six months of 2011, primarily due to higher crude oil prices and a greater volume of crude oil exports.

Excluding the trading activities of P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Trading, Ltd. and their affiliates (which we refer to as the PMI Group), export sales by the subsidiary entities to the PMI Group and third parties increased by 37.8%, from Ps. 239.4 billion in the first six months of 2010 to Ps. 329.9 billion in the first six months of 2011. In dollar terms, excluding the trading activities of the PMI Group, total export sales increased by 46.6%, from U.S. $18.9 billion in the first six months of 2010 to U.S. $27.7 billion in the first six months of 2011.

Crude oil and condensate export sales accounted for 88.1% of export sales (excluding the trading activities of the PMI Group) in the first six months of 2011, as compared to 87.3% in the first six months of 2010. Crude oil and condensate export sales increased in peso terms by 39.0%, from Ps. 209.1 billion in the first six months of 2010 to Ps. 290.7 billion in the first six months of 2011, primarily due to a 41.0% increase in the weighted average export price of the Mexican crude oil basket, from U.S. $70.64 per barrel in the first half of 2010 to U.S. $99.60 per barrel in the first half of 2011. The volume of crude oil exports increased by 4.9%, from 1,292 thousand barrels per day in the first six months of 2010 to 1,355 thousand barrels per day in the first six months of 2011.

Export sales of petroleum products represented 11.4% of export sales (excluding the trading activities of the PMI Group) in the first six months of 2011, as compared to 11.9% in the first six months of 2010. Export sales of petroleum products, including natural gas and natural gas liquids, increased by 30.7%, from Ps. 28.7 billion in the first six months of 2010 to Ps. 37.5 billion in the first six months of 2011, primarily due to increases in the average export price and volume of petroleum products exports.

Petrochemical products accounted for the remainder of export sales (excluding the trading activities of the PMI Group) in the first six months of 2010 and 2011 (0.7% and 0.5%, respectively). Export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 6.3%, from Ps. 1.6 billion in the first six months of 2010 to Ps. 1.7 billion in the first six months of 2011, primarily as a result of increases in prices and export volumes.

Services Income

Services income increased by 3.7% in the first six months of 2011, from Ps. 2.7 billion in the first six months of 2010 to Ps. 2.8 billion in the first six months of 2011, mainly as a result of an increase in the amount of freight services provided to third parties by Pemex-Refining.

Costs of Sales

Costs of sales increased by 18.8%, from Ps. 294.4 billion in the first six months of 2010 to Ps. 349.7 billion in the first six months of 2011. This increase was primarily due to a Ps. 54.3 billion increase in purchases of imported products to be sold in Mexico, primarily gasoline, inputs for the production of ultra-low sulfur (ULS) products and diesel, and a Ps. 2.6 billion decrease in variations in the value of inventory.

General Expenses

General expenses decreased by 2.2%, from Ps. 49.3 billion in the first six months of 2010 to Ps. 48.2 billion in the first six months of 2011. This decrease was primarily due to a 3.0%, or Ps. 473.3 million, decrease in transportation and distribution expenses and a 2.0%, or Ps. 668.5 million, decrease in administrative expenses due to decreases in operating and distribution costs and the net cost of employee benefits.

Other Revenues, net

Other revenues, net, increased by 69.2%, from net revenues of Ps. 46.1 billion in the first six months of 2010 to net revenues of Ps. 78.0 billion in the first six months of 2011, primarily due to an increase in the amount of the credit attributable to the negative rate of the Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, or IEPS), which increased from Ps. 43.5 billion in the first half of 2010 to Ps. 80.9 billion in the first half of 2011.

Comprehensive Financing Result

Under Mexican FRS, comprehensive financing result reflects interest income (including gains and losses on certain derivative instruments), interest expense, and foreign exchange gain or loss. A substantial portion of our total indebtedness (62.3% as of June 30, 2011), including accrued interest, is denominated in U.S. dollars, so an appreciation of the Mexican peso against the U.S. dollar results in a foreign exchange gain and lower peso-denominated interest expense.

In 2011, our comprehensive financing result increased by Ps. 21.9 billion, from an expense of Ps. 16.5 billion in the first six months of 2010 to income of Ps. 5.4 billion in the first six months of 2011. This result was primarily due to a decrease in net interest expense resulting from lower net unrealized losses on derivative financial instruments treated as non-hedges.

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes paid increased by 28.3%, from Ps. 326.1 billion in the first six months of 2010 to Ps. 418.5 billion in the first six months of 2011, largely due to higher international crude oil prices. The weighted average price of the Mexican crude oil basket increased by 41.0%, from U.S. $70.66 in the first six months of 2010 to U.S. $99.25 per barrel in the same period of 2011. Taxes and duties represented 56.1% of total revenues from sales and services in the first six months of 2011, as compared to 52.5% in the first six months of 2010, because PEMEX’s effective rate of taxes and duties increases as oil prices increase.

Net Income (Loss)

In the first six months of 2011, we reported net income of Ps. 13.3 billion (U.S. $1.1 billion) on Ps. 746.0 billion in net sales, as compared to a net loss of Ps. 18.7 billion on Ps. 621.4 billion in net sales in the first six months of 2010. This was due primarily to higher sales prices, an increase in the volume of crude oil exports and an increase in other revenues, net, as well as a decrease in general expenses.

Liquidity and Capital Resources

Cash Flows from Operating, Financing and Investing Activities

During the first six months of 2011, under Mexican FRS, net funds provided by operating activities, determined on a cash flow basis, totaled Ps. 63.1 billion, as compared to Ps. 54.9 billion in the first six months of 2010. Net income before taxes and duties totaled Ps. 431.8 billion in the first six months of 2011, as compared to net income before taxes and duties of Ps. 307.5 billion in the first six months of 2010. Our net cash flows from financing activities were negative Ps. 32.8 million in the first six months of 2011, as compared to negative Ps. 15.5 billion in the first six months of 2010, because our debt repayments and interest payments exceeded the proceeds of new financings in each period. During the first six months of 2011, we applied net funds of Ps. 62.5 billion to net investments in fixed assets, as compared to our application of net funds of Ps. 85.0 billion to net investments in fixed assets in the first six months of 2010.

At June 30, 2011, our cash and cash equivalents totaled Ps. 100.3 billion, as compared to Ps. 133.6 billion at December 31, 2010.

Recent Financing Activities

During the period from June 1 to July 31, 2011, Petróleos Mexicanos participated in the following activities:

•	On June 2, 2011, Petróleos Mexicanos issued U.S. $1,250,000,000 of its 6.500% Bonds due 2041; the bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C.

•

On July 26, 2011, Petróleos Mexicanos issued U.S. $1,000,000,000 of its 5.50% Notes due 2021. The issuance was a reopening, and the notes were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C.

During the first six months of 2011, PMI Trading borrowed and repaid an aggregate amount of U.S. $2,689,000,000 under its U.S. $500,000,000 syndicated revolving credit line with international banks and Credit Agricole CIB, as administrative agent. The objective of this U.S. $500,000,000 credit line is to finance the trading activities of PMI Trading. On June 15, 2011, PMI Trading Limited and PMI Holdings B.V. entered into a new syndicated revolving credit line in the amount of U.S. $1,000,000,000 with international banks and Credit Agricole CIB, as administrative Agent. The amount outstanding under this facility as of June 30, 2011 was U.S. $350,000,000.

Indebtedness

As of June 30, 2011, our total indebtedness was U.S. $53.2 billion, including accrued interest, U.S. $45.7 billion of which was long-term debt and U.S. $7.5 billion of which was short-term debt. Approximately 41.9% of our total indebtedness as of June 30, 2011 accrued interest at variable rates.

Business Overview

Production

Set forth below is selected summary operating data relating to PEMEX.

	Six months ended June 30,
	2010		2011
Operating Highlights
Production
Crude oil (tbpd)		2,592		2,565
Natural gas (mmcfpd)		6,942		6,762
Petroleum products (tbpd)		1,481		1,385
Petrochemicals (mt)(1)		4,595		4,449
Average crude oil exports (tbpd)
Olmeca		199		209
Isthmus		49		103
Maya(2)		1,044		1,043

Total(2)		1,292		1,355

Value of crude oil exports (value in millions of U.S. dollars)(2)	U.S.$	16,530	U.S.$	24,347
Average PEMEX crude oil export prices per barrel(3)
Olmeca	U.S.$	78.42	U.S.$	108.68
Isthmus		76.20		105.74
Maya		68.95		96.74
Weighted average price(4)		70.66		99.25
Monthly average West Texas Intermediate crude oil average price per barrel(5)	U.S.$	78.32	U.S.$	98.39

Notes:	Numbers may not total due to rounding.
tbpd = thousands of barrels per day
mmcfpd = millions of cubic feet per day
mt = thousands of tons

(1)	Excludes ethane and butane gases.
(2)	The volume and value of crude oil exports reflects customary adjustments by PMI to reflect the percentage of water in each shipment.
(3)	Average price during period indicated based on billed amounts.
(4)	On August 26, 2011, the weighted average price of PEMEX’s crude oil export mix was U.S. $98.72 per barrel.
(5)	On August 26, 2011, the West Texas Intermediate crude oil spot price was U.S. $85.41 per barrel.
Source:	Petróleos Mexicanos.

Crude oil production decreased by 1.0% in the first six months of 2011, from 2,592 thousand barrels per day in the first six months of 2010 to 2,565 thousand barrels per day in the first six months of 2011, primarily due to:

•

a temporary shut-down of operations at the nitrogen plant at the Cantatell complex. The plant, which is owned by a consortium of investors, supplies nitrogen to Pemex-Exploration and Production for injection at different oil fields in the Northeastern Marine region, in order to maintain pressure and optimize the hydrocarbons recovery factor and production.

•	maintenance projects in the Ku-Maloob-Zaap business unit.

•	a natural decline in production in the Southern region fields, mainly in the Jujo-Tecominoacán field and in the Northeastern Marine region, above all in the Cantarell field.

The decrease in our production of heavy crude oil was partially offset by a 7.6% increase in the production of extra-light crude oil. This increase in extra-light crude oil production resulted from the completion and repair of wells in the Delta del Grijalva Project in the Samaria-Luna business unit.

Natural gas production decreased by 2.6% in the first six months of 2011, from 6,942 million cubic feet per day in the first six months of 2010 to 6,762 million cubic feet per day in the first six months of 2011. This decrease was a result of:

•

a decrease in non-associated gas production, due to a natural decline in the production of fields in the Veracruz business unit. Moreover, a decrease in production in the Burgos project was observed as a result of reduced drilling activities at the project.

•

a decrease in associated gas production, due to a natural decline in production from fields in the Southern region and Cantarell in the Northeastern Marine region. This decrease was partially offset by an increase in production in the Litoral de Tabasco business unit in the Southwestern Marine region.

Petroleum products production decreased by 6.5% in the first six months of 2011, from 1,481 thousand barrels per day in the first six months of 2010 to 1,385 thousand barrels per day in the first six months of 2011. The decrease in petroleum products production was due to lower crude oil processing during the period, an accident at the hydrodesulphurization gas oil plant at the Cadereyta refinery in September 2010, which significantly affected operations until the plant restarted operations at the end of March 2011, operational issues at other plants and high inventories of fuel oil and residuals at the Tula and Salamanca refineries. In addition, a fire at the Salamanca refinery in April 2011 resulted in a temporary shutdown of the paraffin plant at that refinery. The temporary shutdown lasted for approximately one month until repairs were completed.

Petrochemicals production decreased by 3.2% in the first six months of 2011, from 4,595 thousand tons in the first six months of 2010 to 4,449 thousand tons in the first six months of 2011. This decrease was primarily due to a decrease in production of aromatics and derivatives, primarily as a result of a decision to shift production to more profitable products. This decrease was offset by increased production of methane derivatives, which was prioritized in order to improve PEMEX’s financial results, and in response to increased input costs.

Directors, Senior Management and Employees

On July 27, 2011, Petróleos Mexicanos and the Sindicato de Trabajadores Petroleros de la República Mexicana (Petroleum Workers’ Union of the Mexican Republic, or the Union) entered into a new collective bargaining agreement, which became effective on August 1, 2011. The new agreement provides for a 4.75% increase in wages and a 1.15% increase in benefits. By its terms, the new collective bargaining agreement is scheduled to expire on July 31, 2013.

Legal Proceedings

In the ordinary course of business, we are named in a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Certain of these contingent liabilities are described below.

As of the date of this report, we are involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. See “Item 8—Financial Information—Legal Proceedings” in the Form 20-F. As of June 30, 2011, we had accrued a reserve of Ps. 8.3 billion for these contingent liabilities.

Civil Actions

In September 2001, Conproca, S.A. de C.V. (which we refer to as CONPROCA), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the ICA) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA (of which Pemex-Refining was notified on December 22, 2008), without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009, the parties submitted briefs and evidence in support of the respective amounts of their claimed liability. CONPROCA is seeking a total amount of U.S. $424.9 million and Petróleos Mexicanos and Pemex-Refining are seeking U.S. $116.0 million. From August 16 to 26, 2010 the hearing to determine the amounts due to each party was held. On October 18, 2010 the Court’s experts filed a report and on November 3, 2010, the parties filed their observations to that report. On November 8 and November 9, 2010, the parties cross-examined the Court’s experts with respect to such report. On February 15, 2011, the parties submitted briefs with their final arguments. The enumeration of costs was submitted to the Court on March 15, 2011. As of the date of this report, a final award from the Court is still pending.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. (“USISA”) filed a claim (No. 202/2003) before the Juzgado Tercero de Distrito en Materia Civil (Third Civil District Court) in the Federal District against Pemex-Refining, seeking to nullify a fixed-price work contract with a predetermined length, whose object was the modernization of the cathodic protection system in certain Pemex-Refining pipelines, and seeking approximately Ps. 393.0 million for, among other things, work performed and not paid for under a pipeline construction agreement, as well as damages and expenses related to the claim. A final judgment was issued against Pemex-Refining. Pemex-Refining and USISA both filed amparos (No. 204/2009 and No. 205/2009) against the resolution. Both amparos were joined (No. D. C. 03/2010 and No. D.C. 04/2010) in the Décimo Tribunal Colegiado en Materia Civil (Tenth Joint Civil Court). On May 26, 2010, a resolution was issued against Pemex-Refining’s amparo and in favor of the plaintiff, ordering that the grievances filed by the plaintiff be analyzed. On July 13, 2010, the Second Unit Civil and Administrative Court of the First Circuit in the Federal District issued a judgment ordering Pemex-Refining to pay Ps. 83.3 million plus the plaintiff’s financial expenses. On August 30, 2010, Pemex-Refining and USISA filed amparos before the Tenth Joint Civil Court (No. 525/2010 and No. 532/2010). On January 12, 2011, both amparos were denied. On March 22, 2011, Pemex-Refining paid the principal portion of the judgment. However, as of the date of this report, the related financial and unrecoverable costs are pending payment pursuant to the Court’s judgment.

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (COMMISA) filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had rendered a decision, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293.6 million and Ps. 34.4 million, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5.9 million, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor plus interest and expenses related to the claim, as well as all amounts deemed fair and appropriate by the court. On November 2, 2010 a judgment was issued and Pemex-Exploration and Production was ordered to pay U.S. $355.6 million plus interest (such amount already having been reduced by the amount owed to Pemex-Exploration and Production by COMMISA). On November 15, 2010, Pemex-Exploration and Production appealed the ruling and requested that execution of the ruling be postponed until the appeal is resolved. This request was granted, on the condition that Pemex-Exploration and Production deposit U.S. $395.0 million in an account of the Court, equivalent to 111% of the amount of the judgment, to guarantee its compliance with the judgment. Such amount was deposited by Pemex-Exploration and Production in the Court’s account on December 30, 2010, eliminating the risk of any attachment of assets ordered against Pemex-Exploration and Production in the United States. On March 29, 2011, Pemex-Exploration and Production filed an appeal, and COMMISA filed a response on June 3, 2011. Previously, Pemex-Exploration and Production had filed a motion before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void. This request was denied on June 24, 2010. On October 27, 2010, an amparo against this resolution was also denied. On November 18, 2010, Pemex-Exploration and Production filed a motion to review this resolution. On March 4, 2011, the Tribunal Colegiado (Joint Court), which has been designated to review such motions, submitted the case to the Suprema Corte de Justicia de la Nación (Supreme Court of Justice of the Nation), which rejected the case, sending it back to the Joint Court on May 26, 2011. As of the date of this report, a resolution is still pending.

On August 16, 2006, two separate amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) in the Federal District, alleging that the Regulatory Law was unconstitutional and that Pemex-Exploration and Production had violated each entity’s constitutional rights by carrying out development, infrastructure and maintenance projects in non-associated gas fields under a public works contract. On June 16, 2010, Pemex-Exploration and Production filed a complaint asserting that the judge did not consider a prior resolution (No. 5605/03-17-04-6) issued by the Cuarta Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Fourth Regional Metropolitan Court of the Federal Fiscal and Administrative Court) stating that this type of gas is a hydrocarbon and, therefore, pursuant to the Political Constitution of the United Mexican States, it can only be exploited by Petróleos Mexicanos and the subsidiary entities. The complaint was denied. A constitutional hearing will be held on September 13, 2011.

On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz in connection with a civil claim (No. 12/2007) filed by Leoba Rueda Nava for, among other things, civil liability and damages resulting from the contamination of land used to store oil waste caused by hydrocarbons and other toxic substances. On May 19, 2010, a final judgment was issued in favor of the plaintiff. Petróleos Mexicanos and Pemex-Refining were ordered to pay Ps. 995.1 million, plus interest, as well as expenses related to the claim. On May 26, 2010, the defendants filed an appeal against this judgment. The plaintiff also filed an appeal against this judgment. The plaintiff also filed a motion to have the appeal of Petróleos Mexicanos rejected, on the basis that the Judge had only agreed to hear the appeal of Pemex-Refining and had omitted the appeal of Petróleos Mexicanos. This motion was rejected, and Petróleos Mexicanos’ right to appeal was affirmed. On June 14, 2011, the Primer Tribunal Unitario del Décimo Circuito (First Unit Court of the Tenth Circuit) overturned the judgment issued by the Fourteenth District Court, stating that the claim should not have been brought in civil court, and ordered the plaintiff to pay expenses related to this claim. The court dismissed this claim without prejudice, thereby allowing the plaintiff to bring an action in the appropriate court. On July 4, 2011, the plaintiff filed an amparo before the First Unit Court of the Tenth Circuit against this resolution. As of this date, a final resolution is still pending.

In February 2010, the Servicio de AdministraciónTributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and

Production’s financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, value added tax and Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575.2 million (of which Pemex was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (No. 28733/10-17-03-7) before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On February 14, 2011, this claim was accepted before the Court. As of the date of this report, the Tax Management Service has not filed a response to this claim.

In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553.4 million (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim (No. 28733/10-17-03-7) before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On February 14, 2011, this claim was accepted before the Court. As of the date of this report, the Tax Management Service has not filed a response to this claim.

On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490.9 million in damages for the alleged contamination of land adjacent to water treatment facilities in the Reynosa GPC. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed a response arguing that the court lacked subject matter jurisdiction and territorial jurisdiction. In addition, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed an interlocutory appeal claiming that, while they had submitted to the jurisdiction of the Federal Courts in Mexico City under a related right of access agreement, the Seventh District Court lacked territorial jurisdiction to hear this claim. The Seventh District Court provisionally suspended the main claim while it considered this interlocutory appeal. Pursuant to an interlocutory resolution dated September 3, 2010, the Court denied this motion. The defendants filed an appeal against this resolution before the Tercer Tribunal Unitario del Décimo Noveno Circuito (Third Unit Court of the Nineteenth Circuit), which was granted in part, of which Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were notified on November 30, 2010 (No. 13/2010). Both parties filed amparos against this resolution in the Segundo Tribunal Unitario (Second Unit Court) in Matamoros, Tamaulipas, and on May 6, 2011, the Second Unit Court affirmed the ruling of the Seventh District Court. On May 26, 2011, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed a final amparo appealing the Second Unit Court’s ruling. On May 27, 2011, the provisional suspension under this amparo was denied and therefore, on the same day, the Seventh District Court lifted the suspension of the main claim, which proceeded to the evidentiary stage.

In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco, (No. 227/2010). Pemex-Exploration and Production was notified of this claim on March 14, 2011. The plaintiffs are seeking, among other things, the termination of a public works contract and damages totaling U.S. $193.7 million due to non-payment by Pemex-Exploration and Production under the contract. As of the date of this report, the trial is in the evidentiary stage.

On August 23, 2011, Pemex-Exploration and Production was summoned before the Juzgado Decimosegundo de Distrito en materia Civil (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 409/2011) filed by Saboratto, S.A. de C.V for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451.5 million in total damages. Pemex-Exploration and Production filed a response to this claim. A final resolution is still pending.

In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (Impulsora) to establish a company called Mexicana de Lubricantes, S.A. de C.V. (Mexicana de Lubricantes), which manufactures, bottles and distributes automotive and industrial oils and lubricants. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

•	On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional challenge to the Ley Federal de Procedimiento Administrativo (Federal Law of Administrative Procedure) and a resolution (Acuerdo No. PMREF-00-002) modifying the franchise agreement among Pemex-Refining and the service stations franchised by Pemex-Refining. This proceeding (currently 1085/2009 before the Juzgado Tercero de Distrito en Materia Administrativa (Third Administrative District Court) has been joined with a pending claim filed by Bardahl de México, S.A. de C.V. (Bardahl), a competitor in the lubricants market, in which Bardahl asserts that it is the owner of the “Mexlub” trademark and seeking to be permitted to sell its products in the service stations franchised by Pemex-Refining, thereby eliminating Mexicana de Lubricantes’ exclusive right to sell its lubricants in these service stations. On May 11, 2011, the amparo filed by Impulsora and an amparo filed by Bardahl were both denied. Pemex-Refining was ordered to explain why it denied Bardahl the ability to sell its products in the service stations franchised by Pemex-Refining. On June 8, 2011, Pemex-Refining filed a motion for review of this resolution, which was admitted by the Court on June 16, 2011. As of the date of this report, a final resolution is still pending.

•

On December 20, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco, to compel Impulsora to convene a general shareholders’ meeting to discuss Mexicana de Lubricantes’ financial information, as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining, and Mexicana de Lubricantes was ordered to convene a general shareholders’ meeting. As of the date of this report, compliance with this final resolution is still pending.

•

On June 7, 2006, Pemex-Refining filed a criminal complaint before the Procuraduría General de la República (Federal Attorney General’s Office) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. The investigation is still underway. On July 17, 2009, Pemex-Refining filed an accounting report stating that certain officers of Mexicana de Lubricantes had collected Ps. 25.8 million in wages and salaries without the prior authorization of the board of directors of Mexicana de Lubricantes. In addition, Pemex-Refining claimed that it had suffered Ps. 360.9 million in damages as a result of alleged fraud committed by the board of directors. The experts of the Federal Attorney General’s Office determined that Pemex-Refining was entitled to Ps. 12.6 million for unauthorized wages and salaries and Ps. 176.8 million for damages, corresponding to the percentage of shares of Mexicana de Lubricantes held by Pemex-Refining. The Federal Attorney General’s Office requested a copy of the income tax returns filed by Mexicana de Lubricantes from the Tax Management Service and a representative of Mexicana de Lubricantes. As of the date of this report, a final resolution is still pending.

•

On February 2, 2007, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic oils supply contract; and (iii) a contract for the manufacture of oils and lubricants for Petróleos Mexicanos and the subsidiary entities. On March 16, 2010, a judgment was issued in favor of Pemex-Refining. Mexicana de Lubricantes and Pemex-Refining each filed an appeal against this resolution before the Primer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (First Unit Civil and Administrative Court of the First Circuit). The First Unit Civil and Administrative Court of the First Circuit issued a resolution in favor of Pemex-Refining. Mexicana de Lubricantes filed an amparo against this resolution (No. 667/2010) before the Noveno Tribunal Colegiado en Materia Civil del Primer Circuito (Ninth Civil Joint Court of the First Circuit), which was granted. In connection with that ruling, on February 16, 2011, the Ninth Civil Joint Court of the First Circuit overturned the original judgment against Mexicana de Lubricantes. Both Pemex-Refining and Mexicana de Lubricantes filed amparos (No. D.C. 200/2011 and No. D.C. 201/2011). Mexicana de Lubricantes’ amparo was granted, and the Court issued a new resolution in its favor. In response, in March 2011, Pemex-Refining filed an amparo, which was denied by the Court on June 30, 2011. On July 11, 2011, the First Unit Civil and Administrative Court of the First Circuit issued a resolution against Pemex-Refining. A final resolution is still pending.

•

On November 3, 1997, the Comisión Federal de Competencia (Federal Competition Commission) initiated an investigation into Pemex-Refining’s business practices in connection with an exclusivity clause included in its license and trademark contracts executed with service stations franchised by Pemex-Refining, which provided that those service stations could only sell oils and lubricants bearing PEMEX or Mexicana de Lubricantes trademarks. On July 10, 2003, the Federal Competition Commission issued a resolution (No. IO-62-97) prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to that exclusivity clause, requiring amendment of the related contracts within a period of six months to remove the clause and imposing a fine of 1,500 daily minimum wage units per day until such contracts were brought into compliance. However, this six-month deadline was suspended due to an objection filed by Impulsora. On January 23, 2008, the Federal Competition Commission notified Pemex-Refining that it would require compliance with the resolution described above. On February 12, 2008, Pemex-Refining filed a response stating that it would be unable to comply with the resolution due to a definitive suspension granted to Bardahl in a related amparo (No. 373/2006), which is currently joined with amparo (No. 1519/2005), as well as the objection filed by Impulsora mentioned above. On October 20, 2009, Pemex-Refining filed an amparo (No. 1691/2009) and a provisional suspension was granted. A hearing was held on November 25, 2010, and on February 17, 2011, Pemex-Refining’s amparo was granted and a definitive suspension was issued, thereby requiring the Federal Competition Commission to issue a new resolution based on the existing evidence. The Federal Competition Commission filed a motion to review this ruling before the Tribunal Colegiado en Materia Administrativa (Joint Administrative Court). A final resolution is still pending.

•

On May 2, 2007, Bardahl filed a commercial claim (No. 95/2007) against Mexicana de Lubricantes and Pemex-Refining before the Juzgado Quinto de Distrito en Materia Civil del Tercer Circuito (Fifth Civil District Court of the Third Circuit) in Guadalajara, Jalisco, seeking that a trademark license agreement between Pemex-Refining and Mexicana de Lubricantes dated January 19, 1993 and its amendments be declared invalid because of an exclusivity clause that prevents the sale of Bardahl’s products in the service stations franchised by Pemex-Refining, as well as related damages. The independent expert determined that Bardahl’s damages totaled Ps. 6,210.7 million. On June 20, 2011, the Court ordered that the case move to the pleadings stage. On June 30, 2011, Pemex-Refining filed an appeal against this resolution before the court and requested than an experts meeting be held, in order to allow the parties an opportunity to question the experts’ conclusions. As of this date, a final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

Annex A

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF

JUNE 30, 2011 AND DECEMBER 31, 2010

(Figures stated in thousands of Mexican pesos (note 3))

	June 30, 2011	December 31, 2010
	(unaudited)
Current assets:
Cash and cash equivalents (note 5)	Ps. 100,301,884	Ps. 133,587,079
Accounts, notes receivable and other—Net (note 6)	168,346,483	141,804,594
Inventories—Net (note 7)	44,840,599	38,037,560

Total current assets	313,488,966	313,429,233
Investments in shares of non-consolidated subsidiaries, affiliates and others	10,918,913	11,116,080
Wells, pipelines, properties, plant and equipment—Net (note 8)	1,070,557,349	1,061,387,901
Other assets—Net	6,933,856	6,782,060

Total assets	Ps. 1,401,899,084	Ps. 1,392,715,274

Current liabilities:
Current portion of long-term debt (note 9)	Ps. 88,356,385	Ps. 89,554,617
Suppliers	44,135,791	43,474,439
Accounts payable and other	14,037,287	21,658,672
Taxes and duties payable	59,310,225	52,565,900

Total current liabilities	205,839,688	207,253,628
Long-term liabilities:
Long-term debt (note 9)	541,462,285	575,170,797
Reserve for employee benefits	692,939,591	661,365,065
Reserve for sundry creditors and other	57,215,260	55,493,441
Deferred taxes	6,535,078	7,215,760

Total liabilities	1,503,991,902	1,506,498,691
Equity:
Certificates of Contribution “A”	96,957,993	96,957,993
Mexican Government contributions to Petróleos Mexicanos	180,382,423	180,382,423
Legal reserve	987,535	987,535
Donation surplus	3,486,265	3,446,743
Comprehensive result	2,739,714	4,396,294
Accumulated losses:
From prior years	(399,954,405)	(352,491,797)
Net income (loss) for the six-month period ended June 30, 2011 and year ended December 31, 2010	13,307,657	(47,462,608)

Total equity	(102,092,818)	(113,783,417)
Commitments and contingencies (notes 11 and 12)	—	—
Subsequent event (note 14)	—	—

Total liabilities and equity	Ps. 1,401,899,084	Ps. 1,392,715,274

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos (note 3))

	2011	2010
	(unaudited)	(unaudited)
Net sales:
Domestic	Ps. 375,466,475	Ps. 336,368,031
Export	367,769,043	282,369,673
Services income	2,774,645	2,711,090

Total revenues	746,010,163	621,448,794
Cost of sales	349,746,414	294,369,823

Gross income	396,263,749	327,078,971
General expenses:
Transportation and distribution expenses	15,349,371	15,822,674
Administrative expenses	32,813,326	33,481,866

Total general expenses	48,162,697	49,304,540

Operating income	348,101,052	277,774,431
Other revenues—Net	78,048,443	46,082,317
Comprehensive financing result—Net	5,408,572	(16,486,531)
Profit sharing in non-consolidated subsidiaries, affiliates and others	282,722	113,997

Income before taxes and duties	431,840,789	307,484,214
Taxes and duties	418,533,132	326,146,212

Net income (loss) for the period	Ps. 13,307,657	Ps. (18,661,998)

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos (note 3))

	2011	2010
	(unaudited)	(unaudited)
Net sales:
Domestic	Ps. 196,150,982	Ps. 170,582,400
Export	195,618,042	141,708,362
Services income	1,541,022	1,282,850

Total revenues	393,310,046	313,573,612
Cost of sales	183,907,298	149,739,964

Gross income	209,402,748	163,833,648
General expenses:
Transportation and distribution expenses	8,320,317	8,129,637
Administrative expenses	16,462,190	15,488,228

Total general expenses	24,782,507	23,617,865

Operating income	184,620,241	140,215,783
Other revenues—Net	48,359,476	23,988,181
Comprehensive financing result—Net	(3,316,102)	(30,719,009)
Profit sharing in non-consolidated subsidiaries, affiliates and others	13,653	516,875

Income before taxes and duties	229,677,268	134,001,830
Taxes and duties	220,577,125	154,107,212

Net income (loss) for the period	Ps. 9,100,143	Ps. (20,105,382)

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2011

(Figures stated in thousands of Mexican pesos (note 3))

	Certificates of Contribution “A”	Mexican Government contributions to Petróleos Mexicanos	Legal reserve	Donation surplus	Other comprehensive losses				Total
					Derivative financial instruments	Cumulative currency translation effect	(Accumulated losses ) retained earnings
							For the year	From prior years
Balances as of January 1, 2011	Ps. 96,957,993	Ps. 180,382,423	Ps. 987,535	Ps. 3,446,743	Ps. (232,378)	Ps. 4,628,672	Ps. (47,462,608)	Ps. (352,491,797)	Ps. (113,783,417)
Transfer to prior years’ accumulated losses approved by the Board of Directors	—	—	—	—	—	—	47,462,608	(47,462,608)	—
Increase in donation surplus	—	—	—	39,522	—	—	—	—	39,522
Comprehensive income for the period	—	—	—	—	(89,977)	(1,566,603)	13,307,657	—	11,651,077

Balances as of June 30, 2011	Ps. 96,957,993	Ps. 180,382,423	Ps. 987,535	Ps. 3,486,265	Ps. (322,355)	Ps. 3,062,069	Ps. 13,307,657	Ps. (399,954,405)	Ps. (102,092,818)

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2010

(Figures stated in thousands of Mexican pesos (note 3))

	Certificates of Contribution “A”	Mexican Government contributions to Petróleos Mexicanos	Legal reserve	Donation surplus	Other comprehensive losses				Total
					Derivative financial instruments	Cumulative currency translation effect	(Accumulated losses ) retained earnings
							For the year	From prior years
Balances as of January 1, 2010	Ps. 96,957,993	Ps. 180,382,301	Ps. 987,535	Ps. 1,004,346	Ps. 158,531	Ps. 6,161,071	Ps. (94,662,018)	Ps. (257,829,779)	Ps. (66,840,020)
Transfer to prior years’ accumulated losses approved by the Board of Directors	—	—	—	—	—	—	94,662,018	(94,662,018)	—
Decrease in legal reserve	—	—	(27,648)	—	—	—	—	—	(27,648)
Increase in donation surplus	—	—	—	155,620	—	—	—	—	155,620
Increase in Mexican Government contributions to Subsidiary entities	—	122	—	—	—	—	—	—	122
Comprehensive loss for the period	—	—	—	—	(254,239)	2,124,020	(18,661,998)	—	(16,792,217)

Balances as of June 30, 2010	Ps. 96,957,993	Ps. 180,382,423	Ps. 959,887	Ps. 1,159,966	Ps.(95,708)	Ps. 8,285,091	Ps. (18,661,998)	Ps. (352,491,797)	Ps. (83,504,143)

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos (note 3))

	2011	2010
	(unaudited)	(unaudited)
Operating activities:
Activities related to investing activities:
Income before taxes and duties	Ps. 431,840,789	Ps. 307,484,214
Depreciation and amortization	46,942,281	45,770,812
Impairment of properties, plant and equipment	3,919,230	(522,000)
Profit (loss) sharing in non-consolidated subsidiaries and affiliates	(282,722)	(113,997)
Disposal of fixed assets	1,746,383	1,351,930
Unsuccessful wells	2,986,778	2,006,505
Activities related to financing activities:
Foreign exchange fluctuations	(17,459,075)	(19,179,747)
Interest expense	13,155,751	21,992,087

	482,849,415	358,789,804
Funds (used in) provided by operating activities:
Derivative financial instruments	(2,661,515)	13,308,530
Accounts and notes receivable	(32,352,907)	(16,291,333)
Inventories	(6,803,039)	3,900,519
Other assets	(151,796)	(629,799)
Suppliers	661,352	(12,303,775)
Accounts payable and accrued expenses	761,171	3,155,399
Taxes payable	(411,788,807)	(337,613,590)
Reserve for sundry creditors and others	1,721,819	4,971,548
Contributions and payments for employee benefits	31,574,526	37,769,850
Deferred income taxes	(680,682)	(138,533)

Net cash flows from operating activities	63,129,537	54,918,620
Investing activities:
Acquisition of fixed assets	(62,497,912)	(84,992,806)

Net cash flows from investing activities	(62,497,912)	(84,992,806)

Cash flows to be obtained from financing activities	631,625	(30,074,186)
Financing activities:
Increase in equity from the Mexican Government	—	122
Proceeds from new debt	67,007,320	112,923,005
Debt payments, principal only	(87,119,778)	(106,741,017)
Interest payments	(12,717,648)	(21,695,603)

Net cash flows from financing activities	(32,830,106)	(15,513,493)

Net (decrease) in cash and cash equivalents	(32,198,481)	(45,587,679)
Effects of change in cash value	(1,086,714)	1,948,629
Cash and cash equivalents at the beginning of the period	133,587,079	159,760,316

Cash and cash equivalents at the end of the six-month periods ended June 30, 2011 and 2010	Ps. 100,301,884	Ps. 116,121,266

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 3))

1	APPROVAL

On August 26, 2011, the attached condensed consolidated financial statements and the notes thereto were authorized by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting, Fiscal and Financial Control and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

2	BASIS OF PRESENTATION

The condensed consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies (each as defined below and together with Petróleos Mexicanos “PEMEX”) as of June 30, 2011 and for the six-month periods ended June 30, 2011 and 2010 are unaudited, while the balance sheet as of December 31, 2010 is audited. In the opinion of PEMEX’s management, all adjustments (mainly consisting of recurring adjustments) that are necessary for a fair presentation of the condensed consolidated financial statements have been included.

The interim results are not necessarily indicative of results for the entire year.

For the purposes of these unaudited interim condensed consolidated financial statements, certain information and disclosures that are usually included in the financial statements prepared under Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards, or “FRS”) have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, as of and for the year ended December 31, 2010.

3	SIGNIFICANT ACCOUNTING POLICIES

The accompanying condensed consolidated financial statements as of June 30, 2011 have been prepared in accordance with FRS as issued by the Consejo Mexicano de Normas de Información Financiera A. C. (Mexican Financial Reporting Standards Board, or “CINIF”).

References in these condensed consolidated financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S. $” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom and “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

These financial statements are presented in Mexican pesos (reporting currency), which is the same as the recording currency and the functional currency of PEMEX.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 3))

In accordance with FRS B-3, “Statement of Operations,” PEMEX classified ordinary costs and expenses based on their function. In addition, since PEMEX is an industrial entity, PEMEX’s ordinary costs and expenses are classified in order to present its gross income margin.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these condensed consolidated financial statements:

(a)	Effects of inflation on the financial information

PEMEX recognizes the effects of inflation on its financial information in accordance with FRS B-10, “Effects of Inflation” (“FRS B-10”).

The accompanying condensed consolidated financial statements have been prepared in accordance with Mexican FRS in effect as of the balance sheet date, and include the recognition of the effects of inflation on the financial information until December 31, 2007, based on the Mexican National Consumer Price Index (the “NCPI”) issued by Banco de México. In accordance with FRS B-10, in 2010 and 2011, effects of inflation were not recognized in the financial statements because the accumulated inflation over the three-year periods ended December 31, 2008, 2009 and 2010 was less than 26%, and the economic environment therefore did not qualify as “inflationary.”

If at the end of the year in future years the accumulated inflation over the most recent three-year period were to be equal to or higher than 26%, the economic environment would be considered “inflationary” and PEMEX would therefore be required to retroactively recognize the effects of inflation not previously included in its financial statements while the economic environment was considered non-inflationary.

(b)	Consolidation

The condensed consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies, including Special Purpose Entities (SPEs). All significant intercompany balances and transactions have been eliminated in the consolidation, and the consolidation has been made based on the interim financial statements of the Subsidiary Entities and Subsidiary Companies as of June 30, 2011 and December 31, 2010 and for the six months ended June 30, 2011 and 2010.

The consolidated Subsidiary Entities are as follows: Pemex-Exploración y Producción (“Pemex-Exploration and Production”); Pemex-Refinación (“Pemex-Refining”); Pemex-Gas y Petroquímica Básica (“Pemex-Gas and Basic Petrochemicals”); and Pemex-Petroquímica (“Pemex-Petrochemicals”).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 3))

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”); P.M.I. Trading, Ltd. (“PMI Trading”); P.M.I. Holdings North America, Inc. (“PMI HNA”); P.M.I. Holdings Petróleos España, S.L. (“PMI HPE”); P.M.I. Holdings, B.V. (“PMI HBV”); P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”); Kot Insurance Company, AG (“KOT”); Integrated Trade Systems, Inc. (“ITS”); P.M.I. Marine, Ltd. (“PMI Mar”); P.M.I. Services, B.V. (“PMI-SHO”); Pemex Internacional España, S.A. (“PMI-SES”); Pemex Services Europe, Ltd. (“PMI-SUK”); P.M.I. Services North America, Inc. (“PMI-SUS”); Mex Gas Internacional, Ltd. (“MGAS”); the Master Trust; Fideicomiso F/163 and Pemex Finance, Ltd.

(c)	Translation of foreign currency financial statements

The condensed financial statements of consolidated foreign subsidiaries are translated into the reporting currency by initially determining if the functional currency and the currency for recording the foreign operations are different and then translating the functional currency to the reporting currency, using the historical exchange rate or the exchange rate at year end or period end and the inflation index of the country of origin, depending on whether the inflation derives from a non-inflationary or an inflationary economy.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments, as well as restricted cash and cash equivalents, in accordance with FRS C-1, “Cash and Cash Equivalents” (“FRS C-1”). As of the date of these condensed consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result (“CFR”).

In addition, restricted cash and cash equivalents is comprised of excess revenues provided by the Mexican Government to Petróleos Mexicanos pursuant to article 19, fraction IV, clause c) of the Ley de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability), which may only be used for infrastructure related projects. These excess revenues were previously included in equity (see Note 5).

(e)	Accounts, notes receivable and other

Accounts, notes receivable and other as of June 30, 2011 and as of December 31, 2010 are reported at fair value, net of provisions for returns and discounts and the allowance for doubtful accounts.

Other receivables include, among other items, the negative IEPS tax pending to be credited, receivables from employees and officers, and domestic and export customers and tax credits, each of which is recorded at its acquisition value.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 3))

(f)	Inventories and cost of sales

Inventories are valued as follows:

I.	Crude oil, refined products, derivatives and petrochemicals are valued at the lowest of their production, acquisition or market costs, provided the latter is not higher than the realizable value or less than net realizable value.

II.	Materials, spare parts and fixtures are valued at their average acquisition cost and are presented net of an allowance for slow-moving and obsolete materials.

III.	Materials in transit are valued at their acquisition cost.

PEMEX records the necessary allowance for inventory impairment arising from obsolescence, slow-moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products) and the cost of refined and other products and then deducting the value of inventories at the end of the year. Cost of sales also includes the depreciation and amortization expense associated with assets used in operations, as well as the expense associated with the reserve for abandonment cost of wells.

(g)	Investment in shares of non-consolidated subsidiary companies and affiliates

Investments in shares of non-consolidated subsidiary companies are valued by the equity method, based on the unaudited financial statements of the issuing companies as of December 31, 2010 and June 30, 2011 and 2010. Other non-consolidated affiliates and subsidiary companies were recorded at their acquisition cost, and based on their insignificance relative to the total assets and revenues of PEMEX, have been neither consolidated nor valued by the equity method.

(h)	Wells, pipelines, properties, plant and equipment

Investments in wells, pipelines, properties, plant and equipment are recorded at the cost of acquisition or construction, using—in the case of wells—the successful efforts method. Until December 31, 2007, these costs were adjusted for inflation using factors derived from the NCPI.

In accordance with the FRS D-6, “Capitalization of Comprehensive Financing Result,” during the construction period, the CFR associated with the acquisitions of fixed assets is capitalized as part of the value of assets.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 3))

Depreciation is calculated from the month following the date when the asset was placed in service, using the straight-line method of accounting based on the expected useful lives of the assets, based on appraisals prepared by independent appraisers.

The amortization of wells is determined based on the estimated commercial life of the field in which they are located, considering the ratio of the production of barrels of crude oil equivalent for the period to proved developed reserves of the field, as determined at the beginning of the year; these estimates are updated quarterly to reflect new investments. The annual depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10-25	4-10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

The gains or losses generated by the sale or disposal of fixed assets are recognized in income for the period in which they are incurred.

Minor repairs and maintenance costs are expensed as incurred.

The carrying value of these assets is subject to an annual impairment assessment (see Note 3(i)).

(i)	Impairment of the value of long-lived assets

Long-lived assets are subject to an annual evaluation of impairment in accordance with Bulletin C-15, “Impairment of the Value of Long-Lived Assets and Their Disposal.” PEMEX measures the net carrying value of long-lived assets in order to determine whether the carrying value of the assets exceeds the recoverable amount, i.e., the future net revenues reasonably expected to be generated by the asset. If the net carrying value of the asset exceeds the recoverable amount, PEMEX recognizes an impairment charge in its statement of operations.

(j)	Exploration and drilling costs and specific oil-field exploration and depletion of fields reserve

PEMEX uses the successful efforts method of accounting for the recording of oil and gas exploration and drilling costs in accordance with the Accounting Standard Codification 932 (ASC 932) “Extractive Activities—Oil and Gas” issued by the U.S. Financial Accounting Standards Board, in the absence of local rules in the industry. PEMEX considers that ASC 932

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 3))

provides the best methodology for recognizing the capitalized costs in the exploration and drilling of wells and allows PEMEX’s information to be comparable with that of other international companies. Exploration costs are charged to income when incurred, while expenditures for exploratory drilling costs are included in fixed assets while pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless: (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity, in that either drilling of additional exploratory wells is underway or firmly planned for the near future; or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. The costs for the drilling of development wells are capitalized, whether or not the wells are successful.

PEMEX’s management makes semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.

(k)	Reserve for abandonment cost of wells

The Reglamento de Trabajos Petroleros (Petroleum Works Law) provides that once a well turns out to be dry, is invaded with salt water or is abandoned due to mechanical failure, or when the well’s production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating any cross formations in the perforation that contain oil, gas or water, to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtain approval from the Secretaría de Energía (Ministry of Energy) for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded based on the units of production method. All estimations are based on the useful lives of the wells, considering their present value (discounted). Salvage values are not considered, as these values commonly have not existed. These costs are initially capitalized as part of the well’s value, and amortized according to its useful life.

(l)	Accruals

PEMEX recognizes, based on management estimates, accruals for those present obligations for which transfer of assets or the rendering of services is probable and arises as a consequence of past events—primarily the payment of salaries and other employee payments, as well as environmental liabilities. In certain cases, such amounts are recorded at their present value.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 3))

(m)	Employee benefits

The accumulated benefits related to pensions, seniority premiums, other post-retirement benefits and employment termination for causes other than restructuring, to which all employees are entitled, are recorded in the statement of operations of each year based on actuarial valuations performed by independent experts, using the projected unit-credit method.

The amortization periods of the unamortized items are as follows:

•	Retirement benefits:

i.	Initial transition liability and salary increases due to promotions, over a maximum of five years.

ii.	Plan amendments and actuarial gains and losses for the period, over the employees’ average remaining years of employment.

•	Termination benefits:

i.	Initial transition liability and plan amendments, over a maximum of five years.

ii.	Salary increases due to promotions, over a maximum of one year.

iii.	Actuarial gains and losses, immediate recognition.

As of December 31, 2010, the average remaining years of employment for those employees entitled to benefits in the plan was approximately 12 years. PEMEX has incorporated the effect of its labor obligations into these condensed unaudited consolidated financial statements.

The plan for other post-retirement benefits includes medical services for retired personnel and their dependents, as well as benefits in cash for gas, gasoline and basic necessities.

(n)	Derivative financial instruments and hedging operations (DFIs)

As of June 30, 2011 and December 31, 2010, and in accordance with Bulletin C-10, “Derivative Financial Instruments and Hedging Operations,” derivative financial instruments (“DFIs”) recognized in the balance sheet were valued at their fair value. Changes in the fair value of DFIs held for trading purposes are recorded in the CFR. DFIs that are designated as hedges are recorded using cash flow or fair value hedge accounting, as established in Bulletin C-10.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 3))

(o)	Financial instruments with characteristics of liability, equity or both

Financial instruments issued by PEMEX with characteristics of liability, equity or both, are recorded at the time of issuance as a liability, equity or both, depending on their components.

Initial costs incurred in the issuance of those instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or losses related to the components of financial instruments classified as liabilities are recorded in the CFR. The distribution of profits to the owners of the components of financial instruments classified as equity is charged to equity.

The periodic valuation of debt financial instruments is calculated by considering an instrument’s notional amount, its accrued interest and by amortizing the instrument’s premium or discount during each period throughout the life of an instrument.

(p)	Restatement of equity, other contributions and retained earnings

Until December 31, 2007, the restatement of equity, other contributions and accumulated losses was determined by applying factors derived from the NCPI measuring accumulated inflation from the dates when the contributions were made; accumulated losses were generated to the 2007 year-end. As discussed above, as of December 31, 2007, the economic environment became non-inflationary, as defined by FRS B-10.

(q)	Cumulative currency translation effect

This represents the difference resulting from the translation of the financial statements of consolidated foreign subsidiaries into the reporting currency, if the functional currency of a foreign subsidiary is different than its recording currency (see Note 3(c)).

(r)	Surplus in the restatement of equity

Until December 31, 2007, the surplus in the restatement of equity represented the cumulative results from the initial net monetary position and the results from holding non-monetary assets (mainly inventories and properties and equipment), restated in Mexican pesos with purchasing power as of the most recent balance sheet date. In 2008, the surplus in the restatement of equity was reclassified to accumulated results.

(s)	Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production, price forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta (Income Tax Law) or the Ley del Impuesto Empresarial a Tasa Única (Flat Rate Business Tax, or “IETU”).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 3))

(t)	Special Tax on Production and Services (“IEPS Tax”)

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold.

(u)	Revenue recognition

For all export products, risk of loss and ownership (title) are transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership are transferred at the delivery point, and PEMEX records sales revenue upon delivery.

(v)	Comprehensive result

Comprehensive result represents the sum of net gain for the period plus the currency translation effect, plus the effect of valuation of financial instruments designated as cash flow hedges and of items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions. Until December 31, 2007, comprehensive result also included the effects of inflation restatement of equity on the basis of NCPI factors (see Note 10).

(w)	Comprehensive financing result (“CFR”)

The CFR includes interest income and expense, foreign exchange gains and losses, the valuation effects of financial instruments and minus any portion of the CFR that is capitalized.

Transactions in foreign currencies are recorded at the exchange rate in effect on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Foreign exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in income for the year.

(x)	Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured (see Note 12).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 3))

(y)	Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying the rate of the tax on crude oil and natural gas production to the temporary differences between the book and the tax values of assets and liabilities at the date of the condensed consolidated financial statements. Deferred taxes on crude oil and natural gas production are derived mainly from customer advances, supplies and fixed assets.

(z)	Accounting changes and reclassifications

The new FRS mentioned below, issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (the Mexican Board for Research and Development of Financial Reporting Standards, or the CINIF), became effective for fiscal years beginning on or after January 1, 2011, with the respective prospective or retrospective application noted in each case.

a)	FRS B-5, “Segment Financial Information”—Effective on January 1, 2011, with retrospective application. The principal changes as compared to Bulletin B-5, “Segment financial information,” which it supersedes, include the following:

•

The information to be disclosed by operating segment is the information regularly used by top management and does not require segmentation into primary and secondary information or into segments identified based on products or services (economic segments), geographical areas or homogeneous customer groups. Additionally, disclosure by the entity as a whole of information on its products or services, geographical areas and principal customers and suppliers is required.

•	FRS B-5 does not require that the entity’s business areas be subject to different risks to qualify as operating segments.

•	Business areas in the pre-operating stage may be classified as operating segments.

•	FRS B-5 requires disclosing separately by segment, interest revenue and expense, as well as all other components of CFR. In specific cases, disclosure of net interest income is permissible.

•	Disclosure of the liability amounts included in the usual operating segment information normally used by top management is required.

The adoption of this new FRS had no material effects.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 3))

b)	FRS B-9, “Interim Financial Reporting”— Effective on January 1, 2011, with retrospective application. The principal changes as compared to Bulletin B-9 – “Interim financial reporting,” which it supersedes, include the following:

•

FRS B-9 requires that the interim financial information, in addition to the balance sheet and income statement, include a comparative and condensed statement of stockholders’ equity and statement of cash flows, and, for not-for-profit entities, the presentation of the statement of activities is expressly required.

•

FRS B-9 establishes that the financial information reported at the end of an interim period should be presented comparatively with the equivalent interim period of the immediately preceding year and, in the case of the balance sheet, compared also to such financial statement at the immediately preceding year-end date.

•	New terminology is included and defined.

c)	FRS C-4, “Inventories”— Effective on January 1, 2011, with retrospective application, supersedes Bulletin C-4 and establishes new valuation, presentation and disclosure rules for initial and subsequent recognition of inventories on the balance sheet. The principal changes are as follows:

•	FRS C-4 eliminates: (a) direct costing as a valuation system and, (b) the inventory cost assignment formula (formerly method) referred to as Last In – First Out (LIFO).

•	Inventory cost can only be modified solely to equal the lower of cost or market value, except that the net realizable value may not exceed the market value of the inventory.

•

For inventories acquired on an installment payment basis, the difference between the purchase price under normal credit conditions and the amount paid must be recognized as financial cost during the financing period.

•

Under certain circumstances, estimates of impairment losses on inventories recognized in a prior period may be deducted or charged off against the results of operations for the period in which such modifications occur.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 3))

•	Only items whose benefits and risks have already been transferred to the entity may be recognized as inventories; therefore, prepayments are not part of inventory.

The adoption of this new FRS had no material effects.

d)	FRS C-6, “Property, Plant and Equipment”—Effective on January 1, 2011, except for changes arising from segregation into the components of property, plant and equipment items having a clearly different useful life, which will be effective for fiscal years beginning on or after January 1, 2012. The accounting changes resulting from the initial application of this FRS must be prospectively recognized. The principal changes as compared to Bulletin C-6, “Property, Plant and Equipment,” which it supersedes, include the following:

•	Property, plant and equipment to develop or maintain biological and extraction industry assets are within the scope of this FRS.

•	The treatment for asset exchanges based on the economic substance is included.

•	The bases for determination of the residual value of a component are added.

•	The requirement to assign an appraised value to property, plant and equipment acquired at no cost or at an inadequate cost is eliminated.

•	Depreciation for components representative of a property, plant and equipment item is mandatory, independently of the depreciation of the rest of the item as if it were a single component.

•	Depreciation of idle components must continue, unless depreciation is determined based on the activity.

The adoption of this new FRS had no material effects. PEMEX is still evaluating the impact of these changes for 2012.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 3))

e)	Reclassifications —PEMEX’s consolidated financial statements as of June 30, 2010 have been reclassified in certain accounts related to the presentation of the statements of changes in equity and the statements of cash flows with the purpose of making them comparable with the consolidated financial statements as of June 30, 2011.

4	FOREIGN CURRENCY EXPOSURE

As of June 30, 2011 and December 31, 2010, the condensed consolidated financial statements of PEMEX included monetary assets and liabilities denominated in foreign currencies as follows:

	Amounts in foreign currency (Thousands)
	Assets	Liabilities	Net (liability)/asset position	Period-end exchange rate	Amounts in pesos
As of June 30, 2011:
U.S. dollars	15,678,843	(39,443,890)	(23,765,047)	11.8389	Ps. (281,352,015)
Japanese yen	123,239	(165,033,948)	(164,910,709)	0.1459	(24,060,472)
Pounds sterling	8,377	(769,269)	(760,892)	18.9269	(14,401,327)
Euros	282,905	(3,947,806)	(3,664,901)	16.9876	(62,257,872)
Swiss franc	516,531	(1,028,167)	(511,636)	14.2175	(7,274,185)
Canadian dollars	79	(28)	51	12.0265	613

Total liability position, before foreign currency hedging					Ps. (389,345,258)

	Amounts in foreign currency (Thousands)
	Assets	Liabilities	Net (liability)/asset position	Period-end exchange rate	Amounts in pesos
As of December 31, 2010:
U.S. dollars	14,175,680	(39,156,937)	(24,981,257)	12.3571	Ps. (308,695,891)
Japanese yen	—	(190,574,762)	(190,574,762)	0.1526	(29,081,709)
Pounds sterling	3,380	(769,079)	(765,699)	19.3463	(14,813,443)
Euros	38,819	(3,721,879)	(3,683,060)	16.5733	(61,040,458)
Swiss franc	506,316	(1,008,516)	(502,200)	13.2757	(6,667,057)
Canadian dollars	79	(5,597)	(5,518)	12.4354	(68,619)

Total liability position, before foreign currency hedging					Ps. (420,367,177)

5	CASH AND CASH EQUIVALENTS:

As of June 30, 2011 and December 31, 2010, cash and cash equivalents were as follows:

	As of June 30, 2011	As of December 31, 2010
Cash on hand and in banks	Ps. 59,438,971	Ps. 110,579,933
Restricted cash and cash equivalents(1)	2,513,336	2,286,227
Marketable securities	38,349,577	20,720,919

Total	Ps. 100,301,884	Ps. 133,587,079

(1)	In 2004, Petróleos Mexicanos signed an agency agreement establishing the Funds for Specific Purposes—Trade Commission (the “Trade Commission Funds”) with Banco Santander, S.A. as agent in order to manage certain funds transferred by the Mexican Government to Petróleos Mexicanos and the Subsidiary Entities in accordance with the Ley de Ingresos de la Federación (Federal Revenues Law). These funds, which may be utilized only for infrastructure works related to exploration, refining, gas and petrochemicals, increase the equity of Petróleos Mexicanos and the Subsidiary Entities. Pursuant to new FRS C-1, restricted cash and cash equivalents, which consists of the Trade Commission Funds, is now presented under the line item Cash and cash equivalents on PEMEX’s balance sheet.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 3))

6	ACCOUNTS, NOTES RECEIVABLE AND OTHER:

As of June 30, 2011 and December 31, 2010, accounts, notes receivable and other receivables were as follows:

	As of June 30, 2011		As of December 31, 2010
Domestic customers	Ps.	54,303,620	Ps.	35,412,605
Export customers		53,935,460		39,398,026
Negative IEPS Tax pending to be credited		16,650,587		11,067,253
Employees and officers		4,547,252		4,525,102
Tax credits		4,026,425		5,518,324
Sundry debtors		13,440,837		15,202,962
Derivative Financial Instruments		15,106,193		20,917,211
Other accounts receivable		7,850,956		11,319,964
Less allowance for doubtful accounts		1,514,847		1,556,853

Total	Ps.	168,346,483	Ps.	141,804,594

7	INVENTORIES:

As of June 30, 2011 and December 31, 2010, inventories were as follows:

	As of June 30, 2011	As of December 31, 2010
Crude oil, refined products, derivatives and petrochemical products	Ps. 40,496,757	Ps.	32,738,370
Materials and supplies in stock	4,896,057		5,862,570
Materials and products in transit	177,188		220,479
Less allowance for slow-moving and obsolete inventory	729,403		783,859

Total	Ps. 44,840,599	Ps.	38,037,560

8	WELLS, PIPELINES, PROPERTY, PLANT AND EQUIPMENT

As of June 30, 2011 and December 31, 2010, the components of wells, pipelines, property, plant and equipment were as follows:

	As of June 30, 2011		As of December 31, 2010
Plants	Ps.	452,964,643	Ps.	444,200,140
Drilling equipment		26,079,661		25,898,978
Pipelines		323,400,171		317,133,853
Wells		817,210,688		777,424,205
Buildings		58,591,750		57,466,793
Offshore platforms		210,102,944		205,535,391
Furniture and equipment		45,266,950		41,488,695
Transportation equipment		14,899,128		18,493,198

		1,948,515,935		1,887,641,253
Less:
Accumulated depreciation and amortization		1,036,727,340		997,414,572

Net value		911,788,595		890,226,681
Land		41,299,894		41,241,296
Construction in progress		116,348,717		128,813,942
Fixed assets to be disposed of		1,120,143		1,105,982

Total	Ps.	1,070,557,349	Ps.	1,061,387,901

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 3))

The combined depreciation of fixed assets and amortization of wells recognized in cost and operating expenses for the six month periods ended June 30, 2011 and 2010 was Ps. 46,942,281 and Ps. 45,770,812, respectively.

9	DEBT

In the period from January 1 to June 30, 2011, the significant financing activities of Petróleos Mexicanos were as follows:

a.	On February 24, 2011, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of
Ps. 3,750,000 at a floating rate; the loan matures in September 2011.

b.	On March 15, 2011, Petróleos Mexicanos issued, in the Mexican market, Ps. 10,000,000 of publicly traded notes at a floating rate, which mature in 2016. The notes were issued under Petróleos Mexicanos’ Ps. 140,000,000 Notes Program.

c.	On June 2, 2011, Petróleos Mexicanos issued U.S. $1,250,000 of its 6.500% Bonds due 2041. The bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C.

d.	During the first six months of 2011, PMI Trading borrowed and repaid an aggregate amount of U.S. $2,689,000 under its U.S. $500,000 syndicated revolving credit line with international banks and Credit Agricole CIB, as administrative agent. The objective of this U.S. $500,000 credit line is to finance the trading activities of PMI Trading. On June 15, 2011, PMI Trading Limited and PMI Holdings B.V. entered into a new syndicated revolving credit line in the amount of U.S. $1,000,000 with international banks and Credit Agricole CIB, as administrative Agent. The amount outstanding under this facility as of June 30, 2011 was U.S. $350,000.

10	COMPREHENSIVE INCOME (LOSS)

The comprehensive income (loss) as of and for the six month periods ended June 30, 2011 and 2010 are set forth below:

	Six months ended June 30,
	2011	2010
Net income (loss) for the six-month period ended	Ps. 13,307,657	Ps. (18,661,998)
Derivative financial instruments	(89,977)	(254,239)
Conversion effect	(1,566,603)	2,124,020

Comprehensive income (loss) as of the end of the period	Ps. 11,651,077	Ps. (16,792,217)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 3))

11	COMMITMENTS

(a)	PEMEX, through Pemex-Exploration and Production, is party to an evergreen contract to sell to PMI CIM crude oil intended for sale in the international market. Pursuant to this contract, PEMEX is required to sell to PMI CIM the volumes of crude oil that the latter needs to meet its commitments to its clients. The relative sale prices are fixed in accordance with those prevailing in the international market at the time of sale. PMI CIM’s hydrocarbons sales commitments to its clients are backed by PEMEX.

PMI has entered into several contracts for the sale of crude oil on the international market to foreign companies. The terms and conditions of these contracts are specific to each client, and their durations may be indefinite (evergreen contracts) or they may contain a minimum obligatory period (long-term contracts).

(b)	PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, PEMEX entered into an additional contract with the purpose of supplying nitrogen to the Ku-Maloob-Zaap complex and extending the original contract until 2027. As of June 30, 2011 and December 31, 2010, the value of the nitrogen to be supplied during the term of the contracts was approximately Ps. 12,988,078 and Ps. 14,180,472, respectively. In the event of the rescission of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor’s nitrogen production plant under the terms of the contract.

The estimated future payments under these contracts are as follows:

2011 remaining quarters	Ps. 1,010,497
2012	1,841,243
2013	1,247,480
2014	1,262,902
2015	1,281,664
Over 5 years	6,344,292

Total	Ps. 12,988,078

(c)	During 2008, PEMEX entered into a nitrogen supply contract for pressure maintenance at the Jujo-Tecominoacán complex in the Southern Region. The term of this contract runs until 2017.

As of June 30, 2011, the value of the nitrogen to be supplied during the remaining term of the contract was approximately Ps. 1,189,079. In the event of early termination of this contract, PEMEX would only be required to pay for services received and for certain unrecoverable expenses of the counterparty under the terms of the contract.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 3))

The estimated future payments under this contract are as follows:

2011 remaining quarters	Ps. 246,462
2012	479,188
2013	93,215
2014	93,215
2015	93,215
2016 to 2017	183,784

Total	Ps. 1,189,079

(d)	PEMEX has entered into Financed Public Work Contracts (“FPWCs”) with contract terms of various lengths, up to 2024, for a total contracted amount as of June 30, 2011 of U.S. $5,235,490.

(e)	PEMEX has entered into contracts with several contractors for the development of various infrastructure works for an estimated total amount as of June 30, 2011 of Ps. 309,770,983.

12	CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Other than as described in this note, there are no pending lawsuits to which PEMEX is a party in which it anticipates a significant contrary decision, and for which it has accrued related reserves.

(a)	PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of June 30, 2011 and December 31, 2010 the reserve for environmental remediation expenses totaled Ps. 5,369,270 and Ps. 5,297,933, respectively. This reserve is included in the reserve for sundry creditors and others as a long-term liability in the balance sheet.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 3))

(b)	PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The result of these proceedings is uncertain as of this date. As of June 30, 2011, PEMEX had accrued a reserve of Ps. 8,254,343 for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA (of which Pemex-Refining was notified on December 22, 2008), without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009, the parties submitted briefs and evidence in support of the respective amounts of their claimed liability. CONPROCA is seeking a total amount of U.S. $424,890 and Petróleos Mexicanos and Pemex-Refining are seeking U.S. $116,025. From August 16 to 26, 2010 the hearing to determine the amounts due to each party was held. On October 18, 2010 the Court’s experts filed a report and on November 3, 2010, the parties filed their observations to that report. On November 8 and November 9, 2010, the parties cross-examined the Court’s experts with respect to such report. On February 15, 2011, the parties submitted briefs with their final arguments. The enumeration of costs was submitted to the Court on March 15, 2011. As of this date, a final award from the Court is still pending.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. (“USISA”) filed a claim (No. 202/2003) before the Juzgado Tercero de Distrito en Materia Civil (Third Civil District Court) in the Federal District against Pemex-Refining, seeking to nullify a fixed-price work contract with a predetermined length, whose object was the modernization of the cathodic protection system in certain Pemex-Refining pipelines, and seeking approximately Ps. 393,000 for, among other things, work performed and not paid for under a pipeline construction agreement, as well as damages and expenses related to the claim. A final judgment was issued against Pemex-Refining. Pemex-Refining and USISA both filed amparos (No. 204/2009 and No. 205/2009) against the resolution. Both amparos were joined (No. D. C. 03/2010 and No. D.C. 04/2010) in the Décimo Tribunal Colegiado en Materia Civil (Tenth Joint Civil Court). On May 26, 2010, a resolution was issued against Pemex-Refining’s amparo and in favor of the plaintiff, ordering that the grievances filed by the plaintiff be analyzed. On July 13, 2010, the Second Unit Civil and Administrative Court of the First Circuit in the Federal District issued a judgment ordering Pemex-Refining to pay Ps. 83,301 plus the plaintiff’s financial expenses. On August 30, 2010, Pemex-Refining and USISA filed amparos before the Tenth Joint Civil Court (No. 525/2010 and No. 532/2010). On January 12, 2011, both amparos were denied. On March 22, 2011, Pemex-Refining paid the principal portion of the judgment. However, as of this date, the related financial and unrecoverable costs are pending payment pursuant to the Court’s judgment.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 3))

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had rendered a decision, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293,645 and Ps. 34,459, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor plus interest and expenses related to the claim, as well as all amounts deemed fair and appropriate by the court. On November 2, 2010 a judgment was issued and Pemex-Exploration and Production was ordered to pay U.S. $355,564 plus interest (such amount already having been reduced by the amount owed to Pemex-Exploration and Production by COMMISA). On November 15, 2010, Pemex-Exploration and Production appealed the ruling and requested that execution of the ruling be postponed until the appeal is resolved. This request was granted, on the condition that Pemex-Exploration and Production deposit U.S. $395,009 in an account of the Court, equivalent to 111% of the amount of the judgment, to guarantee its compliance with the judgment. Such amount was deposited by Pemex-Exploration and Production in the Court’s account on December 30, 2010, eliminating the risk of any attachment of assets ordered against Pemex-Exploration and Production in the United States. On March 29, 2011, Pemex-Exploration and Production filed an appeal, and COMMISA filed a response on June 3, 2011. Previously, Pemex-Exploration and Production had filed a motion before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void. This request was denied on June 24, 2010. On October 27, 2010, an amparo against this resolution was also denied. On November 18, 2010, Pemex-Exploration and Production filed a motion to review this resolution. On March 4, 2011, the Tribunal Colegiado (Joint Court), which has been designated to review such motions, submitted the case to the Suprema Corte de Justicia de la Nación (Supreme Court of Justice of the Nation), which rejected the case, sending it back to the Joint Court on May 26, 2011. As of this date, a resolution is still pending.

On August 16, 2006, two separate amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) in the Federal District, alleging that the Regulatory Law was unconstitutional and that Pemex-Exploration and Production had violated each entity’s constitutional rights by carrying out development, infrastructure and maintenance projects in non-associated gas fields under a public works contract. On June 16, 2010, Pemex-Exploration and Production filed a complaint asserting that the judge did not consider a prior resolution (No. 5605/03-17-04-6) issued by the Cuarta Sala Regional

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 3))

Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Fourth Regional Metropolitan Court of the Federal Fiscal and Administrative Court) stating that this type of gas is a hydrocarbon and, therefore, pursuant to the Political Constitution of the United Mexican States, it can only be exploited by Petróleos Mexicanos and the subsidiary entities. The complaint was denied. A constitutional hearing will be held on September 13, 2011.

On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz in connection with a civil claim (No. 12/2007) filed by Leoba Rueda Nava for, among other things, civil liability and damages resulting from the contamination of land used to store oil waste caused by hydrocarbons and other toxic substances. On May 19, 2010, a final judgment was issued in favor of the plaintiff. Petróleos Mexicanos and Pemex-Refining were ordered to pay Ps. 995,136, plus interest, as well as expenses related to the claim. On May 26, 2010, the defendants filed an appeal against this judgment. The plaintiff also filed an appeal against this judgment. The plaintiff also filed a motion to have the appeal of Petróleos Mexicanos rejected, on the basis that the Judge had only agreed to hear the appeal of Pemex-Refining and had omitted the appeal of Petróleos Mexicanos. This motion was rejected, and Petróleos Mexicanos’ right to appeal was affirmed. On June 14, 2011, the Primer Tribunal Unitario del Décimo Circuito (First Unit Court of the Tenth Circuit) overturned the judgment issued by the Fourteenth District Court, stating that the claim should not have been brought in civil court, and ordered the plaintiff to pay expenses related to this claim. The court dismissed this claim without prejudice, thereby allowing the plaintiff to bring an action in the appropriate court. On July 4, 2011, the plaintiff filed an amparo before the First Unit Court of the Tenth Circuit against this resolution. As of this date, a final resolution is still pending.

In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production’s financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, value added tax and Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (No. 28733/10-17-03-7) before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On February 14, 2011, this claim was accepted before the Court. As of this date, the Tax Management Service has not filed a response to this claim.

In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for the fiscal year ended

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 3))

December 31, 2006 with respect to federal contributions, value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim (No. 28733/10-17-03-7) before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On February 14, 2011, this claim was accepted before the Court. As of this date, the Tax Management Service has not filed a response to this claim.

On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment facilities in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed a response arguing that the court lacked subject matter jurisdiction and territorial jurisdiction. In addition, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed an interlocutory appeal claiming that, while they had submitted to the jurisdiction of the Federal Courts in Mexico City under a related right of access agreement, the Seventh District Court lacked territorial jurisdiction to hear this claim. The Seventh District Court provisionally suspended the main claim while it considered this interlocutory appeal. Pursuant to an interlocutory resolution dated September 3, 2010, the Court denied this motion. The defendants filed an appeal against this resolution before the Tercer Tribunal Unitario del Décimo Noveno Circuito (Third Unit Court of the Nineteenth Circuit), which was granted in part, of which Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were notified on November 30, 2010 (No. 13/2010). Both parties filed amparos against this resolution in the Segundo Tribunal Unitario (Second Unit Court) in Matamoros, Tamaulipas, and on May 6, 2011, the Second Unit Court affirmed the ruling of the Seventh District Court. On May 26, 2011, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed a final amparo appealing the Second Unit Court’s ruling. On May 27, 2011, the provisional suspension under this amparo was denied and, therefore, on the same day, the Seventh District Court lifted the suspension of the main claim, which proceeded to the evidentiary stage.

In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco, (No. 227/2010). Pemex-Exploration and Production was notified of this claim on March 14, 2011. The plaintiffs are seeking, among other things, the termination of a public works contract and damages totaling U.S. $193,713, due to non-payment by Pemex-Exploration and Production under the contract. As of this date, the trial is in the evidentiary stage.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 3))

On August 23, 2011, Pemex-Exploration and Production was summoned before the Juzgado Decimosegundo de Distrito en materia Civil (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 409/2011) filed by Saboratto, S.A. de C.V for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. Pemex-Exploration and Production filed a response to this claim. A final resolution is still pending.

In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (“Impulsora”) to establish a company called Mexicana de Lubricantes, S.A. de C.V. (“Mexicana de Lubricantes”), which manufactures, bottles and distributes automotive and industrial oils and lubricants. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional challenge to the Ley Federal de Procedimiento Administrativo (Federal Law of Administrative Procedure) and a resolution (Acuerdo No. PMREF-00-002) modifying the franchise agreement among Pemex-Refining and the service stations franchised by Pemex-Refining. This proceeding (currently 1085/2009 before the Juzgado Tercero de Distrito en Materia Administrativa (Third Administrative District Court) has been joined with a pending claim filed by Bardahl de México, S.A. de C.V. (“Bardahl”), a competitor in the lubricants market, in which Bardahl asserts that it is the owner of the “Mexlub” trademark and seeking to be permitted to sell its products in the service stations franchised by Pemex-Refining, thereby eliminating Mexicana de Lubricantes’ exclusive right to sell its lubricants in these service stations. On May 11, 2011, the amparo filed by Impulsora and an amparo filed by Bardahl were both denied. Pemex-Refining was ordered to explain why it denied Bardahl the ability to sell its products in the service stations franchised by Pemex-Refining. On June 8, 2011, Pemex-Refining filed a motion for review of this resolution, which was admitted by the Court on June 16, 2011. As of this date, a final resolution is still pending.

On December 20, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco, to compel Impulsora to convene a general shareholders’ meeting to discuss Mexicana de Lubricantes’ financial information, as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining, and Mexicana de Lubricantes was ordered to convene a general shareholders’ meeting. As of this date, compliance with this final resolution is still pending.

On June 7, 2006, Pemex-Refining filed a criminal complaint before the Procuraduría General de la República (Federal Attorney General’s Office) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. The investigation is still underway. On July 17, 2009, Pemex-Refining filed an accounting report stating that certain officers of Mexicana de Lubricantes had collected Ps. 25,800 in wages and salaries without the prior authorization of the board of directors of Mexicana de Lubricantes.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 3))

In addition, Pemex-Refining claimed that it had suffered Ps. 360,900 in damages as a result of alleged fraud committed by the board of directors. The experts of the Federal Attorney General’s Office determined that Pemex-Refining was entitled to Ps. 12,600 for unauthorized wages and salaries and Ps. 176,800 for damages, corresponding to the percentage of shares of Mexicana de Lubricantes held by Pemex-Refining. The Federal Attorney General’s Office requested a copy of the income tax returns filed by Mexicana de Lubricantes from the Tax Management Service and a representative of Mexicana de Lubricantes. As of this date, a final resolution is still pending.

On February 2, 2007, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic oils supply contract; and (iii) a contract for the manufacture of oils and lubricants for Petróleos Mexicanos and the subsidiary entities. On March 16, 2010, a judgment was issued in favor of Pemex-Refining. Mexicana de Lubricantes and Pemex-Refining each filed an appeal against this resolution before the Primer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (First Unit Civil and Administrative Court of the First Circuit). The First Unit Civil and Administrative Court of the First Circuit issued a resolution in favor of Pemex-Refining. Mexicana de Lubricantes filed an amparo against this resolution (No. 667/2010) before the Noveno Tribunal Colegiado en Materia Civil del Primer Circuito (Ninth Civil Joint Court of the First Circuit), which was granted. In connection with that ruling, on February 16, 2011, the Ninth Civil Joint Court of the First Circuit overturned the original judgment against Mexicana de Lubricantes. Both Pemex-Refining and Mexicana de Lubricantes filed amparos (No. D.C. 200/2011 and No. D.C. 201/2011). Mexicana de Lubricantes’ amparo was granted, and the Court issued a new resolution in its favor. In response, in March 2011, Pemex-Refining filed an amparo, which was denied by the Court on June 30, 2011. On July 11, 2011, the First Unit Civil and Administrative Court of the First Circuit issued a resolution against Pemex-Refining. A final resolution is still pending.

On November 3, 1997, the Comisión Federal de Competencia (Federal Competition Commission) initiated an investigation into Pemex-Refining’s business practices in connection with an exclusivity clause included in its license and trademark contracts executed with service stations franchised by Pemex-Refining, which provided that those service stations could only sell oils and lubricants bearing PEMEX or Mexicana de Lubricantes trademarks. On July 10, 2003, the Federal Competition Commission issued a resolution (No. IO-62-97) prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to that exclusivity

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 3))

clause, requiring amendment of the related contracts within a period of six months to remove the clause and imposing a fine of 1,500 daily minimum wage units per day until such contracts were brought into compliance. However, this six-month deadline was suspended due to an objection filed by Impulsora. On January 23, 2008, the Federal Competition Commission notified Pemex-Refining that it would require compliance with the resolution described above. On February 12, 2008, Pemex-Refining filed a response stating that it would be unable to comply with the resolution due to a definitive suspension granted to Bardahl in a related amparo (No. 373/2006), which is currently joined with amparo (No. 1519/2005), as well as the objection filed by Impulsora mentioned above. On October 20, 2009, Pemex-Refining filed an amparo (No. 1691/2009) and a provisional suspension was granted. A hearing was held on November 25, 2010, and on February 17, 2011, Pemex-Refining’s amparo was granted and a definitive suspension was issued, thereby requiring the Federal Competition Commission to issue a new resolution based on the existing evidence. The Federal Competition Commission filed a motion to review this ruling before the Tribunal Colegiado en Materia Administrativa (Joint Administrative Court). A final resolution is still pending.

On May 2, 2007, Bardahl filed a commercial claim (No. 95/2007) against Mexicana de Lubricantes and Pemex-Refining before the Juzgado Quinto de Distrito en Materia Civil del Tercer Circuito (Fifth Civil District Court of the Third Circuit) in Guadalajara, Jalisco, seeking that a trademark license agreement between Pemex-Refining and Mexicana de Lubricantes dated January 19, 1993 and its amendments be declared invalid because of an exclusivity clause that prevents the sale of Bardahl’s products in the service stations franchised by Pemex-Refining, as well as related damages. The independent expert determined that Bardahl’s damages totaled Ps. 6,210,692. On June 20, 2011, the Court ordered that the case move to the pleadings stage. On June 30, 2011, Pemex-Refining filed an appeal against this resolution before the Court and requested that an experts meeting be held, in order to allow the parties an opportunity to question the experts’ conclusions. As of this date, a final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 3))

13	BUSINESS SEGMENT INFORMATION

PEMEX conducts a variety of business activities, including the exploration and production of crude oil and natural gas, as well as the processing and distribution of refined and petrochemical products. The principal business segment information, without considering eliminations for consolidation, is as follows:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations	Consolidated Total
As of June 30, 2011 and for the six-month period then ended
Trade sales	Ps. —	Ps. 296,654,784	Ps. 63,610,349	Ps. 15,201,342	Ps. 367,769,043	Ps. —	Ps. 743,235,518
Intersegment sales	601,607,500	38,357,426	38,813,505	7,639,928	216,520,923	(902,939,282)	—
Services income	—	1,722,764	—	—	1,513,796	(461,915)	2,774,645
Cost of sales	111,582,914	440,246,245	97,834,312	22,742,396	557,476,401	(880,135,854)	349,746,414
Gross income (loss)	490,024,586	(103,511,271)	4,589,542	98,874	28,327,361	(23,265,343)	396,263,749
Operating income (loss)	474,723,917	(127,202,658)	(1,023,995)	(5,297,258)	6,830,716	70,330	348,101,052
Other revenues—net	(3,378,200)	80,023,900	837,000	246,600	287,843	31,300	78,048,443
Net income (loss)	60,470,688	(54,640,355)	1,401,434	(5,462,374)	17,928,203	(6,389,939)	13,307,657
Interest income	(21,562,714)	(9,151,402)	(4,078,265)	(422,578)	(45,404047)	59,259,357	(21,359,649)
Interest expense	17,339,570	234,653	6,067,432	8,514	52,845,285	(59,350,650)	17,144,804
Exchange gain (loss)	5,906,122	1,455,147	152,965	8,448	2,100,735	—	9,623,417
Depreciation and amortization	39,912,805	4,497,227	1,639,035	593,393	299,821	—	46,942,281
Cost of employee benefits	19,476,779	18,534,341	4,249,681	4,922,083	10,522,356	—	57,705,240
Taxes and duties	412,559,067	0	553,694	6,122	5,414,249	—	418,533,132
Total assets	1,580,825,312	596,922,965	144,075,483	109,088,214	1,895,850,680	(2,924,863,570)	1,401,899,084
Current assets	780,678,038	391,677,187	100,158,647	90,257,751	959,652,756	(2,008,935,413)	313,488,966
Investments in shares of non-consolidated subsidiaries, affiliates, and others	754,268	157,094	2,011,249	—	398,403,321	(390,407,019)	10,918,913
Fixed assets	796,618,861	204,679,069	41,701,018	17,921,551	9,636,850	—	1,070,557,349
Acquisitions of fixed assets	52,253,300	7,677,500	920,900	785,500	105,500	—	61,742,700
Current liabilities	441,250,643	395,367,068	26,321,580	21,217,916	1,321,961,592	(2,000,279,111)	205,839,688
Reserve for employee benefits	239,277,250	235,561,777	58,273,431	64,708,757	95,118,376	—	692,939,591
Total liabilities	1,236,611,478	665,737,206	92,622,801	86,445,774	1,957,577,579	(2,535,002,936)	1,503,991,902
Equity	344,213,835	(68,814,241)	51,452,682	22,642,440	(61,726,900)	(389,860,634)	(102,092,818)

As of June 30, 2010 and for the six-month period then ended
Trade sales	Ps. —	Ps. 259,437,875	Ps. 64,061,125	Ps. 12,869,031	Ps. 282,369,673	Ps. —	Ps. 618,737,704
Intersegment sales	486,423,881	33,044,454	38,066,811	8,355,365	163,878,425	(729,768,936)	—
Services income	—	1,749,333	—	—	1,451,693	(489,936)	2,711,090
Cost of sales	108,706,514	352,432,434	96,127,070	21,694,845	421,782,460	(706,373,500)	294,369,823
Gross income (loss)	377,717,367	(58,200,771)	6,000,866	(470,449)	25,917,330	(23,885,372)	327,078,971
Operating income (loss)	361,420,655	(82,056,061)	546,217	(5,632,359)	5,407,641	(1,911,662)	277,774,431
Other revenues—net	1,020,336	44,376,478	483,303	(1,655,362)	(50,664)	1,908,226	46,082,317
Net income (loss)	26,791,356	(45,391,897)	1,887,616	(7,643,291)	(16,984,807)	22,679,025	(18,661,998)
Comprehensive financing result	12,857,239	5,507,009	(1,369,027)	206,832	(715,522)	—	16,486,531
Interest and DFI expense	28,670,875	(6,490,441)	(3,451,688)	(213,262)	(67,612,638)	56,219,627	(50,218,777)
Interest and DFI income	2,639,807	163,970	4,563,453	11,970	68,450,070	(56,219,627)	19,609,643
Exchange gain (loss)	13,173,334	819,462	257,261	(5,541)	(121,912)	—	14,122,604
Depreciation and amortization	38,723,107	4,399,463	1,763,071	565,521	319,650	—	45,770,812
Cost of employee benefits	19,807,999	20,016,050	4,067,891	5,506,990	9,426,710	—	58,825,640
Taxes and duties	322,845,673	2,205,305	510,931	148,738	435,565	—	326,146,212

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 3))

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations	Consolidated Total
As of December 31, 2010
Total assets	Ps. 1,532,989,752	Ps. 573,181,071	Ps. 144,514,505	Ps. 108,151,144	Ps. 1,878,731,690	Ps.(2,844,852,888)	Ps. 1,392,715,274
Current assets	740,040,846	370,842,051	99,868,803	89,198,563	917,048,061	(1,903,569,091)	313,429,233
Investments in shares of non-consolidated subsidiaries, affiliates, and others	753,219	157,094	1,983,237	—	393,300,227	(385,077,697)	11,116,080
Fixed assets	789,473,758	201,826,731	42,383,097	17,793,522	9,910,793	—	1,061,387,901
Acquisitions of fixed assets	176,378,800	24,585,500	3,631,300	2,217,300	1,209,800	—	208,022,700
Current liabilities	433,338,544	323,872,240	29,850,392	17,323,008	1,294,574,159	(1,891,704,715)	207,253,628
Reserve for employee benefits	228,029,915	225,323,759	55,740,944	62,105,361	90,165,086	—	661,365,065
Total liabilities	1,249,247,867	587,354,957	94,353,467	80,046,330	1,955,267,780	(2,459,771,710)	1,506,498,691
Equity	283,741,885	(14,173,886)	50,161,038	28,104,814	(76,536,090)	(385,081,178)	(113,783,417)

14	SUBSEQUENT EVENTS

On August 26, 2011, the exchange rate was 12.3952 pesos per dollar, which represents a 4.7% appreciation in dollar terms as compared to the June 30, 2011 exchange rate which was 11.8389 pesos.

On August 26, 2011, the price of crude oil mix was U.S. $98.72 per barrel, a decrease of 0.9% as compared to the price as of June 30, 2011, of U.S. $99.60 per barrel.

On July 26, 2011, Petróleos Mexicanos issued U.S. $1,000,000 of its 5.50% Notes due 2021. The issuance was a reopening, and the Notes were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ ARTURO DELPECH DEL ÁNGEL
Name: Arturo Delpech del Ángel
Title: Associate Managing Director of Finance

Date: August 30, 2011

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.